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September 28, 2021

BY EDGAR

Mr. Roy Regan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pegasus Digital Mobility Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 14, 2021
CIK No. 0001861541

Dear Mr. Regan:

This letter (this “Response Letter”) is submitted on behalf of Pegasus Digital Mobility Acquisition Corp. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a voicemail delivered on July 7, 2021 (the “Voicemail”) with respect to the Company’s draft Registration Statement on Form S-1, which was submitted confidentially by the Company to the Commission on June 14, 2021 (the “Draft Registration Statement”). The Company is concurrently filing the registration statement on Form S-1 (the “Registration Statement”), which includes changes to the Draft Registration Statement in response to the Staff’s comment. We have enclosed with this letter a marked copy of the Registration Statement, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s comment has been produced in bold and italics herein with the response immediately following the comment.

Draft Registration Statement on Form S-1

Signature Page

Include a signature for the authorized representative in the United States.

Response to Comment No. 1

In response to the Staff’s comment, the Board of Directors of the Company have appointed an authorized representative in the United States, and the Company has revised the signature page of the Registration Statement to identify such representative.

*  *  *  *

If you have any questions or would like further information concerning the Company’s response to your Voicemail, please do not hesitate to contact me at HLinsky@mofo.com or (404) 490-4444.

Sincerely,

/s/ Heath D. Linsky
Heath D. Linsky

Cc:           Sir Dr. Ralf Speth, Chief Executive Officer

F. Jeremey Mistry, Chief Financial Officer, Secretary

Patrick Miller, Director

Pegasus Digital Mobility Acquisition Corp.

James Condon, Director

Pegasus Digital Mobility Acquisition Corp.

Justin R. Salon

Morrison & Foerster LLP